BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds
Adam F. Turk

October 27, 2014

Re:	Boot Barn Holdings, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-199008

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 20, 2014 and the date hereof the number of Preliminary Prospectuses dated October 20, 2014, which were furnished to 5 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3,740.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on October 29, 2014 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC

PIPER JAFFRAY & CO.

JEFFERIES LLC

As Representatives of the several Underwriters

[Boot Barn Holdings, Inc. — Signature Page to Underwriters’ Acceleration Request]

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name: Jason Fournier
Title: Managing Director

[Boot Barn Holdings, Inc. — Signature Page to Underwriters’ Acceleration Request]

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

[Boot Barn Holdings, Inc. — Signature Page to Underwriters’ Acceleration Request]

JEFFERIES LLC

By:	/s/ Ashley Delp
Name: Ashley Delp
Title: Managing Director

[Boot Barn Holdings, Inc. — Signature Page to Underwriters’ Acceleration Request]